Exhibit 99.1
No. 6141013
THE COMPANIES ACT 1985 AND 2006

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
THOMSON REUTERS PLC
(incorporating all amendments to 27 February 2008)
Incorporated on 6 March 2007

Company number
6141013
THE COMPANIES ACT 1985 AND 2006
A PUBLIC COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
THOMSON REUTERS PLC

1.	The company’s name is Thomson Reuters PLC.[1]

2.	The company is to be a public limited company.[2]

3.	The company’s registered office is to be situated in England and Wales.

4.	The company’s objects are:[3]
(A)	To enter into, operate and carry into effect an Equalization and Governance Agreement made between the company and Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario (TR Corporation); a Special Voting Share Agreement by and among Thomson Reuters Corporation Special Voting Share Trustee, Thomson Reuters PLC Special Voting Share Trustee, the company and TR Corporation; a Deed of Guarantee made between the company and TR Corporation in favour of certain creditors of TR Corporation and a Deed of Guarantee made between TR Corporation and the company in favour of certain creditors of the company, all such agreements to be entered into on or before the proposed scheme of arrangement to be made under section 425 of the Companies Act 1985 in connection with the offer made on behalf of the company to acquire Reuters Group PLC (the Scheme) becoming effective and each as described in the prospectus of the company dated on or around 29 February 2008, with full power to:
(i)	agree any amendment or termination of all or any of the terms of the said agreements or the said deeds in accordance with the terms thereof;

[1]	The name of the company was changed from Alnery No. 2689 Limited to Thomson-Reuters Limited by way of special resolution dated 9 May 2007 and from Thomson-Reuters Limited to Thomson Reuters PLC by way of special resolution dated 28 January 2008.

[2]	This clause was inserted and the subsequent clauses renumbered accordingly by special resolution passed on 28 January 2008.

[3]	This clause was inserted in place of the existing clause 4 (previously clause 3) by special resolution passed on 27 February 2008.

(ii)	enter into, operate and carry into effect any further or other agreements or arrangements with or in connection with TR Corporation; and

(iii)	do all such things as in the opinion of the directors are necessary or desirable for the furtherance of this object constituted by or arising out of any agreement, deed or other arrangement mentioned in or made in accordance with this sub-clause.
(B)	To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(C)	To carry on, acquire, obtain and supply wireless, telegraphic, telephonic, telex or other news and intelligence, and to issue, publish and circulate, and otherwise utilise, with a view of the profit or advantage of the company, the same news and intelligence.

(D)	To construct, purchase, hire or otherwise acquire or work, wireless installations, satellites and other electronic equipment, telegraphs, telex, telephones and other means of communications and telecommunications.

(E)	To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(F)	To provide services of all descriptions.

(G)	To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(H)	To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(I)	To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(J)	To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(K)	To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(L)	To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(M)	To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(N)	To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(O)	To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(P)	To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(Q)	To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company’s holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(R)	To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(S)	To enter into a Deed of Mutual Covenant with Reuters Founders Share Company Limited and others, and thereafter to agree to and become a party to such alterations of and additions to such Deed of Mutual Covenant as may be made in accordance with its terms or as the company may thereafter think fit to approve, and to exercise and enforce such powers and rights and to perform and to discharge such obligations as shall be conferred or (as the case may be) imposed upon the company by such Deed of Mutual Covenant, whether in its original form or with and subject to any such alterations and additions as aforesaid.

(T)	To give guarantees and indemnities of all kinds, and to make payments of all kinds, to or in favour of Reuters Founders Share Company Limited and/or all or any one or more of its directors and members for the time being.

(U)	To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(V)	To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(W)	To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(X)	To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company’s undertaking property or assets or otherwise to advance the interests of the company or of its members.

(Y)	To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(Z)	In this clause company, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, a company associated with the company shall include TR Corporation and its subsidiaries, person shall include any company as well as any other legal or natural person, securities shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, and and or shall mean and/or where the context so permits, other and otherwise shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.
5.	The liability of each member is limited.

6.	The company’s share capital is £100, divided into 100 shares of £1 each.[4]

[4]	The capital of the company has been increased and reorganised as follows:
(a)	by written special resolutions passed on 21 December 2007:
(i)	the authorised share capital was increased to £50,010 comprising 50,010 ordinary shares of £1 each; and

(ii)	the authorised share capital was then consolidated into 3,334 ordinary shares of £15 each;
(b)	by ordinary and special resolutions passed on 22 February 2008:
(i)	the issued 3,334 ordinary shares in the company of £15 each were consolidated to 1,667 ordinary shares of £30 each;

(ii)	the issued 1,667 ordinary shares of £30 each (after the consolidation referred to in paragraph (i) above) were subdivided into 5,001 ordinary shares of £10 each;

(iii)	conditional upon the Scheme becoming effective, the authorised share capital of the company was increased by £3,999,949,991 to £4,000,000,001 by the creation of:
(A)	an additional 399,944,999 ordinary shares of £10 each, ranking pari passu in all respects with the existing issued ordinary share capital of the company;

(B)	one Special Voting Share of £500,000; and

(C)	one Reuters Founders Share of £1.

I, the subscriber to this memorandum of association, wish to form a company pursuant to this memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by subscriber
Alnery Incorporations No.1 Limited	1
One Bishops Square London E1 6AO

C.A.J. Morris for and on behalf of Alnery Incorporations No.1 Limited

Total shares taken	1

Dated: 26 February 2007.
Witness to the above signature:
J. Khoo
One Bishops Square
London E1 6AO